March 23, 2006

VIA OVERNIGHT COURIER AND EDGAR

Re:	MasterCard Incorporated
Pre-Effective Amendment No. 3 to
Registration Statement on Form S-1
File No. 333-128337

Amanda McManus, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. McManus:

On behalf of MasterCard Incorporated we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (“SEC”) Pre-Effective Amendment No. 3 to the above-referenced Registration Statement relating to the offering of shares of its Class A common stock, par value $0.0001 per share, marked to show changes from the Registration Statement as filed on December 6, 2005. The Registration Statement has been revised in response to the Staff’s comments and to reflect other updating changes, including the inclusion of the registrant’s audited annual financial statements as of and for the year ended December 31, 2005.

In addition, we are providing the following responses to your comment letter, dated December 22, 2005, regarding the Registration Statement and to certain comments issued in your comment letter dated November 22, 2005 as to which we had reserved all or a portion of the response in our prior letter dated December 5, 2005. In addition, we are supplementing one prior response to your comment letter dated October 14, 2005. To assist

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your review, we have retyped the text of the Staff’s comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 3 to the Registration Statement. The responses and information described below are based upon information provided to us by MasterCard.

General

1.	We have completed our review of your response to comment 4 in our letter dated October 14, 2005. We have the following additional comments:

•	It appears from your response letter that the electronic procedures and materials utilized by Goldman Sachs & Co. for this offering do not differ from those previously reviewed by the staff. Please confirm to us that this is indeed the case. Alternatively, if the procedures and/or materials have changed, please describe them in your response letter.

•	You indicate that the use of the E*TRADE “IPO Center” was “approved” by the staff in November 1999. Please clarify whether Harris Nesbitt’s use of the IPO Center, as described in your response, differs from that reviewed by the staff and describe any differences in your response letter.

Goldman, Sachs & Co. has advised MasterCard that any electronic offers, sales or distribution of the shares will be conducted in accordance with procedures previously reviewed by the Division of Corporate Finance’s Office of Chief Counsel of the Staff.

Harris Nesbitt has advised MasterCard that the procedures, emails and website of E*TRADE as they relate to IPOs and as described in our response to your comment letter, dated October 14, 2005, are identical to those used by DLJdirect and approved by the Staff in November 1999. E*TRADE is not affiliated with Harris Nesbitt. In November 1999, the Staff approved DLJdirect’s electronic distribution procedures as they relate to IPOs. Through a series of mergers, DLJdirect was subsequently renamed CSFBdirect in October 2000, and CSFBdirect was subsequently renamed Harrisdirect in February 2002. In October 2005, E*TRADE acquired Harrisdirect.

Prospectus Summary, page 1

Risks Related to our Business and Industry, page 4

2.	We note your response to our prior comment number 7. Please revise the heading in the fifth risk factor further to quantify your expected net loss for the year and make corresponding changes to the risk factor on page 26.

MasterCard respectfully advises the Staff that it does not believe it is required by Form S-1 or Regulation S-K to quantify the expected net loss for 2006 or that it is

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appropriate for it to do so, since this would require MasterCard to project its earnings for 2006. MasterCard respectfully submits that by quantifying the expense it expects to incur in connection with the donation to The MasterCard Foundation in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” it provides potential investors with the material information in relation thereto.

Use of Proceeds, page 33

3.	We note your response to our prior comment number 17. Please revise your disclosure further to indicate that the amounts to be allocated to each use will be determined in management’s sole discretion and to state, if true, that management may eliminate or add uses without shareholder approval.

In response to the Staff’s comment, MasterCard has revised its disclosure on page 34 to indicate that it may determine in its sole discretion the amounts to be allocated to each use and to state that it may eliminate or add uses without stockholder approval.

Dividend Policy, page 33

4.	We note that you will provide us with the requested information from our prior comment number 18 as soon as it is available. We will reserve further comment until the information has been provided.

MasterCard acknowledges the Staff’s comment and will provide the Staff with the requested information in a subsequent pre-effective amendment to the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

5.	We have reviewed your response to our prior comment number 21. Please expand your disclosure further to explain the complex nature of your fee structure, as you have done in your response to our comment.

In response to the Staff’s comment, MasterCard has expanded its disclosure on page 37 to explain the complex nature of its fee structure.

Impact of Offering Transactions, page 37

6.

We note your response to our prior comment number 23. Please revise to quantify the approximate value of assets that will be subject to the 3.5% disbursement requirement, and discuss what will happen if the Canadian tax authority does not grant your application. Tell us what consideration you have given to including a risk factor

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discussing the possibility that the Canadian tax authorities will not grant your application.

MasterCard advises the Staff that it has obtained permission from the Canadian tax authorities for The MasterCard Foundation to defer its annual disbursement requirement for up to ten years and meet its total deferred disbursement obligations at the end of the ten-year period. MasterCard has revised the risk factors on pages 27 and 28 and its disclosure on page 39 accordingly.

From your Comment Letter dated November 22, 2005

General

1.	We note your response to our prior comment number 3. Please provide us with directed share information and materials as soon as they are available and in any event sufficiently in advance of a request for effectiveness of your registration statement to provide time for our review and comment.

Citigroup Global Markets Inc. (“Citigroup”) will be administering the directed share program. The materials that we are providing to the Staff as Exhibit A to this letter are based on the Citigroup form of directed share program materials that have previously been reviewed by Kristina S. Wyatt of the Staff.

The underwriters have agreed to reserve for the directed share program up to 1.35 million of the shares of Class A common stock to be sold in the proposed offering at the initial public offering price. MasterCard and Citigroup believe that this amount represents an amount which is (1) sufficient to allow MasterCard to make available a limited number of shares to such individuals and (2) customary in transactions of this type. Senior executives of MasterCard have prepared a list of approximately 225 directors, officers and employees of MasterCard who it intends to invite to participate in the directed share program. MasterCard intends to distribute the directed share program materials to potential purchasers once the preliminary prospectus is printed.

MasterCard and Citigroup will work together to operate the directed share program. MasterCard will allocate shares to investors, and Citigroup will handle the mechanics of distributing the shares.

Citigroup and MasterCard will employ the following procedures in making the offering under the directed share program:

•	MasterCard will deliver by first class mail or by FedEx or other reputable overnight courier the directed share materials to potential purchasers once the preliminary prospectus is printed.

•	If the potential investor has an interest in purchasing shares in the proposed

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offering, he or she must complete and mail, fax or deliver (a registered representative of Citigroup will be at MasterCard’s executive offices on specified dates to accept such delivery) the Indication of Interest Form, the New Account Information Form (if the person does not already have an account with Citigroup), the Form W-9 and the Lock-Up Agreement so that they are received by Citigroup on a specified date.

•	When the offering is priced, MasterCard will determine the final allocation of shares among those persons who submitted timely and proper indications of interest in participating in the directed share program. Citigroup will then call each such person to confirm certain pertinent information, including the purchase price, the number of shares allocated to such person, the person’s continued desire to participate in the directed share program, the number of shares within the allocated amount, if any, they intend to purchase and the person’s account number.

•	Citigroup will send each person who, when the offering was priced, confirmed his or her intention to purchase, a written confirmation of the sale and a notice pursuant to Rule 173 under the Securities Act in lieu of a copy of the final prospectus.

•	Full payment of the purchase price for the shares bought in the initial public offering through the directed share program must be received by Citigroup by the settlement date, which will be three or four days after the pricing date in accordance with Rule 15c6-1 under the Securities Exchange Act of 1934. If Citigroup does not receive the potential purchaser’s payment by the settlement date then Citigroup will notify MasterCard of the same and Citigroup will then sell such shares into the open market.

MasterCard and Citigroup currently are in the process of finalizing written materials to be provided to persons from whom expressions of interest in the proposed offering will be sought. The directed share program materials that MasterCard intends to deliver by first class mail or by FedEx or other reputable overnight courier to potential purchasers will include:

•	a cover letter to potential purchasers from MasterCard’s CEO.

•	a General Information and Procedural Memorandum to potential purchasers, providing instructions and frequently asked questions and answers.

•

a New Account Form to be completed by the potential purchaser in order to allow Citigroup to open a limited purpose account for the potential purchaser (a potential purchaser must have a Citigroup account in order to participate in the directed share program) that will operate for the purchase and sale of the shares only. The potential purchaser is not required to deposit any funds in this account until after the shares are priced and the purchaser confirms interest in

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purchasing a fixed number of shares at this price.

•	an Indication of Interest Form to be completed by potential purchasers to indicate any interest they may have in purchasing shares in the proposed initial public offering, including the number of shares they may have an interest in purchasing.

•	a Form W-9 to be completed, signed and returned to Citigroup by the potential purchaser. The Internal Revenue Service requires this form to be completed in order for the potential purchaser to provide Citigroup with the potential purchaser’s taxpayer identification and certification.

•	a Lock-Up Agreement as described below.

•	a copy of the preliminary prospectus.

A form of each of these documents, other than the Lock-Up Agreement and the preliminary prospectus, is provided as Exhibit A to this letter.

MasterCard advises the Staff that, in connection with the directed share program, no offers were made prior to the filing of the Registration Statement, written offers will be made only with a preliminary prospectus and no funds have been or will be committed or paid prior to the effectiveness of the Registration Statement.

As described in the directed share program materials attached to this letter, MasterCard and Citigroup will assure that this directed share program offer is consistent with Section 5 of the Securities Act and Rule 134 by:

•	Ensuring that each of the documents (other than the preliminary prospectus) delivered to the persons invited to participate in the directed share program will contain language that is permitted by Rule 134.

•	Requiring each directed share program participant to acknowledge, by signing the Indication of Interest form, that no offer to buy any of the shares in the proposed offering can be accepted and no part of the purchase price can be received by Citigroup until the registration statement covering the proposed offering has been declared effective by the SEC and that any such offer may be withdrawn or revoked, without obligation or commitment, at any time prior to the prospective purchaser’s confirmation of his or her intention to purchase shares is given after the effective date of the registration statement.

•	Providing that a potential purchaser’s submission of a completed Indication of Interest form involves no obligation or commitment of any kind, and by completing the Indication of Interest form, the person is not binding himself or herself to purchase any shares.

•	If the potential purchaser confirms his or her intention to purchase, the

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underwriter will send the purchaser a written confirmation of the sale with respect to the shares and a notice pursuant to Rule 173 of the Securities Act in lieu of a copy of the final prospectus.

All of the potential purchasers are exempt under NASD Rule 2790(d) from NASD’s restrictions on the purchase and sale of initial equity public offerings.

The directed share program materials will include a Lock-Up Agreement requiring each purchaser in the directed share program to agree that for a period of 180 days from the date of the prospectus (subject to certain extensions as described in the prospectus), such purchaser will not, without prior written consent of Citigroup, dispose of or hedge any shares of its common stock purchased in the directed share program. Each purchaser will be required to sign the Lock-Up Agreement and submit it to Citigroup. The purchasers in the directed share program will be subject to substantially the same form of Lock-Up Agreement to be executed by MasterCard and its executive officers and directors. However, the Lock-Up Agreement for the directed share participants will also contain the additional following language:

“The undersigned understands that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned’s heirs, legal representatives, successors, and assigns. The undersigned further understands that his or her Lock-Up Agreement does not constitute an obligation on the part of the undersigned to purchase any shares of Common Stock or any agreement by the Underwriters to sell any Securities to the undersigned.”

The form of the lock-up agreement to be executed by MasterCard and its executive officers and directors will be submitted as an exhibit to MasterCard’s form of Underwriting Agreement, which will be filed by amendment to MasterCard’s Registration Statement as Exhibit 1.1.

We expect to record a significant net loss for the first quarter of 2006 as a result of the donation of shares of our Class A common stock and cash to the MasterCard Foundation

15.	We note that the marketability discount will be determined by independent valuation consultants to be retained by MasterCard. Once known, please disclose the methodology that will be used to quantify the marketability discount. In addition, please tell us what consideration you gave to naming the independent valuation consultant in the prospectus and providing the written consent of the third party under Securities Act Rule 436.

MasterCard advises the Staff that it has revised page 27 and page 39 to disclose the methodology that will be used to quantify the marketability discount. The marketability discount will be applied against the initial public offering price to reflect the initial four year lockup period and subsequent sixteen year period during which The MasterCard Foundation is restricted to selling a limited amount of stock to allow it to meet Canadian charitable disbursement requirements. MasterCard’s management consulted with an

Securities and Exchange Commission	-8-	March 23, 2006

independent valuation consultant in determining the marketability discount. MasterCard believes this discount is appropriate based on the significant 20 year restriction period and MasterCard’s intention to impose, as a condition of the gift, the requirement that the Foundation will not be able to hedge its investment without the advance consent of MasterCard. The discount appropriately does not take into consideration any liquidity constraints attributable to the large number of shares donated (block factor). MasterCard, in consultation with the independent valuation consultants, considered the correlation to studies of prices paid in transactions of restricted stock of publicly held companies, the present value of restricted stock proceeds, a discounted cash flow model, and the Black-Scholes option pricing model when calculating the marketability discount. MasterCard weighted these methodologies equally between the correlation to restricted stock studies and the income-based analyses (the present value of restricted stock proceeds and the discounted cash flow model) and assigned the remaining 10% to the Black-Scholes option pricing model. These weightings were determined by the model’s relevance to the specific circumstances of the donation.

Exhibits

31.	We have reviewed the opinion of counsel set forth as Exhibit 5.1. The qualification set forth in part (2) of the fourth paragraph is inappropriate as it assumes the board has taken action that is fundamental to the legal opinion. Please provide a revised legal opinion that does not contain this qualification.

Since neither the Board of Directors of MasterCard nor a duly empowered pricing committee will have finally approved the issuance of the shares to be sold in the offering until the final pricing terms of the offering have been established following the effectiveness of the Registration Statement, we respectfully submit that it is inappropriate to remove the assumption set forth in clause (2) of the fourth paragraph of our legal opinion filed as Exhibit 5.1 of the Registration Statement in an opinion delivered prior to such final Board or committee action. However, to address the Staff’s concerns, we propose to file an executed opinion without this assumption in a post-effective amendment to the Registration Statement filed pursuant to Rule 462(d) as soon as practicable once such final Board or committee action has been taken.

Supplemental Response to the Staff’s prior Comment 4 in its Letter dated October 14, 2005 (initially addressed in our Response Letter dated November 10, 2005)

General

4.	We note that a prospectus may be made available on the websites maintained by one or more of the underwriters or selling group members, and that the underwriters may distribute the prospectus electronically.

•	Please identify any representatives and any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the

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shares and describe their procedures to us. If you become aware of any additional representatives or members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those representatives or members and provide us with a description of their procedures.

•	Briefly describe any electronic distribution in the filing.

•	Please disclose whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, please identify the party and the website, describe the material terms of your agreement and provide us with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

•	Please tell us whether any members of the selling group have made copies of the preliminary prospectus available over the Internet. If not, tell us when they intend to do so. In this regard, note that we would consider this posting a circulation of the preliminary prospectus.

Following the implementation of the securities offering reforms in December 2005, Citigroup has supplementally advised MasterCard that it has revised its plan to use the i-Deal Prospectus Delivery System (“i-Deal”), as described in the prior response to Comment 4 of the Staff’s comment letter, dated October 14, 2005, as follows. Citigroup has advised MasterCard that it intends to use i-Deal as a complementary distribution method to deliver preliminary prospectus materials to institutional clients only in connection with the offering. Citigroup intends to use this system to complement its process for hard copy delivery of preliminary prospectus information only. Citigroup has further advised MasterCard that it intends on using i-Deal to distribute (i) the preliminary prospectus, (ii) any subsequent preliminary prospectus included in any pre-effective amendment, (iii) any preliminary prospectus distributed in connection with any required recirculation, (iv) any supplement or sticker to a preliminary prospectus and (v) any free-writing prospectus. Citigroup has advised MasterCard that its use of the i-Deal system in the manner described above is substantially similar to that which was approved by Ms. Kristina Wyatt, Special Counsel in the Office of Chief Counsel of the Staff, in connection with the initial public offering by Great Wolf Resorts, Inc. (Registration Number 333-118148) on December 14, 2004.

Citigroup has also advised MasterCard that it does not have any arrangements with a third-party to host or access the preliminary prospectus on the Internet, other than (i) as described above regarding Citigroup’s use of i-Deal, and (ii) in connection with plans to conduct an Internet roadshow(s) through Net Roadshow, Inc. (www.netroadshow.com). While Citigroup has contracted with Net Roadshow, Inc. to

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conduct an Internet roadshow, the purpose of such contract is not specifically to host or access the preliminary prospectus. The primary purpose of the Internet roadshow(s) is to provide access to the roadshow to institutional and retail customers who may not attend roadshow meetings in person. As part of the electronic roadshow process, an electronic version of the preliminary prospectus (identical to the copy filed with the Commission and distributed to live attendees) will be made available on the web site.

Credit Suisse Securities (USA) LLC (“CS”) has advised MasterCard that it plans to post the preliminary prospectus and the final prospectus on the “Equity New Issues US” portion of its external website. However, CS will not rely on such availability to satisfy its prospectus delivery requirements. The procedures employed in connection with CS’s electronic website posting of the prospectus were reviewed by the Staff in connection with the Google Inc. initial public offering dated August 18, 2004, as well as the Spirit Finance initial public offering dated December 15, 2004. Moreover, screen shots of both the posting of the Google preliminary prospectus and the Spirit Finance preliminary prospectus on the “Equity New Issues US” portion of CS’s external website were cleared by the Staff. Neither CS’s procedures with respect to “Equity New Issues US” nor the appearance of the screen shots have changed since they were cleared by the Staff in the aforementioned transactions.

In addition, CS has advised MasterCard that, as an accommodation to its customers, it sends PDF versions of the preliminary and final prospectuses only to potential investors who specifically request information from CS about similar offerings. However, CS will not rely on the PDF versions to satisfy its prospectus delivery requirements. The PDF files are accompanied by an email that contains only a descriptive subject header (issuer name and type of document, e.g., preliminary prospectus, final prospectus) and the PDF icon, but no text message. CS’s equity sales force is under instructions that they may forward such email (along with the PDF) to their customers in the appropriate jurisdictions, provided no message is added to the email being forwarded.

The following underwriters have advised MasterCard that neither they nor their affiliates intend to engage in the electronic offer, sale or distribution of the shares: ABN AMRO Rothschild LLC, Barclays Capital Inc., Calyon Securities (USA) Inc., Daiwa Securities America Inc., ING Financial Markets LLC (“ING”), Mitsubishi UFJ Securities International plc, Mizuho International plc, Samuel A. Ramirez & Co., Inc., Wells Fargo Securities, LLC, William Blair & Company, L.L.C. and The Williams Capital Group, L.P. (“Williams Capital”). Williams Capital has further advised that it may from time to time send preliminary prospectuses to its clients via e-mail, although that is not the primary means by which such documents will be distributed, in order to ensure rapid delivery. Any such deliveries will be made in compliance with procedures discussed with its counsel. ING has further advised that it may from time to time send preliminary prospectuses to its clients via e-mail, although that is not the primary means by which such documents will be distributed, in order to ensure rapid delivery. Any such delivery will be made in compliance with procedures discussed with its counsel.

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Please do not hesitate to call Vincent Pagano, Jr. at 212-455-3125 or Joshua Ford Bonnie at 212-455-3986 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP

cc:	Securities and Exchange Commission

Elaine Wolff, Esq.

Rachel Zablow

Steven Jacobs

MasterCard Incorporated

Noah J. Hanft, Esq.

Timothy H. Murphy, Esq.

Cleary Gottlieb Steen & Hamilton LLP

David Lopez, Esq.

Exhibit A

Dear Participant:

MasterCard Incorporated (the “Company”) has recently filed a registration statement with the Securities and Exchange Commission, relating to a proposed initial offering of the Company’s Class A common stock (the “Shares”) to the public (the “IPO”). In connection with this offering, the underwriters have, upon the request of the Company, set aside a certain number of Shares for purchase by certain employees, officers and directors of the Company through a Directed Share Program (the “Program”) administered by Smith Barney, a division of Citigroup Global Markets Inc. (“Smith Barney”). You are one of the selected group of persons who will be given an opportunity to participate in the Program. The complete details of the offering are contained in the preliminary prospectus attached to the registration statement.

The enclosed package includes a copy of the preliminary prospectus as well as a Program packet. If you wish to participate in the Program, you must complete, sign, date and return to The Fucigna Group of Smith Barney, the several forms included in the enclosed packet so that they are received by the subscription deadline of [TBD.]

A summary of the process to participate in the Program is as follows:

1. Complete, sign, date and return the forms in the enclosed packet by the date specified above. Please note that by completing the forms, you are not assured that you will receive the number of Shares you request, or any Shares at all.

2. The Company and Smith Barney will review all packets and the Company will determine how many Shares, if any, to allocate to each person requesting to participate in the Program.

3. If you are ultimately allocated Shares in the Program and you wish to invest in the offering, you will need to confirm your interest with a member of The Fucigna Group of Smith Barney after the registration statement has been declared effective by the Securities and Exchange Commission (the “SEC”) and after the offering price has been established. The time for confirmation is between 6:00 p.m. Eastern Time (“ET”) on the day that the offering is priced and 8:00 a.m. ET the following morning.

You are not obligated to purchase any Shares allocated to you in the Program unless and until you confirm your intention to purchase some or all of these Shares after the registration statement has been declared effective by the SEC. It is critical that you provide all telephone numbers that Smith Barney should use to attempt to reach you in the forms attached. If Smith Barney is unable to reach you during this estimated 14-hour period, you will be unable to participate in the Program.

4. Once you have confirmed your intention to purchase by telephone, you will be obligated to buy the Shares at the offering price. Payment will be due within four business days after the pricing date. Please note: All Shares purchased through the Program will be subject to a “lock-up” agreement that will prevent the sale, transfer or other disposition of these Shares for a period of 180 days from the offering date.

We wish to emphasize that this notification is being made for informational purposes only and that none of the Company, Citigroup Global Markets Inc. or any other underwriter is soliciting, recommending or encouraging your purchase of the Company’s Shares in this offering.

Finally, you should be aware that your purchase of the Shares is an investment subject to the inherent risks of the stock market. There can be no assurance that the market price of the Shares after the offering will be higher than the initial offering price.

Please read the preliminary prospectus carefully prior to making your investment decision.

Very truly yours,

Robert W. Selander President and Chief Executive Officer

A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. You may obtain a written prospectus for this offering from Smith Barney through The Fucigna Group at             . This communication shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer to buy these securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment to any kind, at any time prior to notice of its acceptance given after the effective date.

LADIES AND GENTLEMEN
LADIES AND GENTLEMEN
In connection with the recent filing with the Securities and Exchange Commission (“SEC”) of a registration statement related to a proposed initial offering of 61,535,098 shares of Class A common stock (the “Shares”) of
MasterCard Incorporated (the “Company”) to the public (the “IPO”), we are sending you a copy of the preliminary prospectus included in the registration statement.
The Company has instructed the underwriters to reserve up to 1.35 million of the Shares for purchase by employees, officers and directors of the Company through a Directed Share Program (the “Program”). The Company has
contracted with Smith Barney, a division of Citigroup Global Markets Inc. (“Smith Barney”) to administer the
Program exclusively.
Persons invited to participate in the Program will be able to participate through the lead Smith Barney Financial
Advisor team for this offering, The Fucigna Group. Persons with existing Smith Barney accounts may indicate on the enclosed form that they wish to use their existing account.
The purpose of this package is to allow you to indicate to us if you have an interest in purchasing Shares in the IPO at the offering price through this Program. Persons who are interested in participating in the Program should be aware that a minimum purchase of 100 Shares is required. An indication of interest is not a binding obligation.
If you choose to purchase Shares through the Program, you agree that until 180 days after the public offering date set forth on the final prospectus used to sell the Shares, you will not offer, sell, contract to sell, encumber, pledge, grant any option or contract to purchase or otherwise transfer or dispose of, directly or indirectly, any of the Shares purchased in the Program or securities convertible into or exchangeable or exercisable for any Shares purchased through the Program, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, directly or indirectly, any of the economic consequences of ownership of the Shares purchased through the Program, whether any such transaction is to be settled by delivery of such Shares or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or other disposition, or to enter into any such transaction, swap, hedge or other arrangement without, in each case, the prior written consent of Smith Barney.
After the registration statement has been declared effective and the offering has been priced, a member of The
Fucigna Group will inform you by telephone if any Shares have actually been allocated to you by the Company. At that point you will be asked to confirm your intention to purchase. You are not obligated to purchase any Shares allocated to you by the Company unless and until you confirm your intention to purchase after the registration statement has been declared effective by the SEC. In the event that a member of The Fucigna Group is unable to speak with you to confirm your intention to purchase some or all of the Shares allocated to you, a message will be left referencing the Program and asking that you return the call to receive and confirm your allocation by 8:00 a.m.
ET on the deadline date specified. If you do not receive a telephone call from a member of The Fucigna Group by
[TBD] and you are interested in participating in this Program, please contact a member of their team directly at any of the telephone numbers provided within these materials.
A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but has not yet become effective.
These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. You may obtain a written prospectus for this offering from Smith Barney through The Fucigna Group at ____ . This communication shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer to buy these securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment to any kind, at any time prior to notice of its acceptance given after the effective date.

LADIES AND GENTLEMEN
LADIES AND GENTLEMEN
If you wish to purchase Shares in the offering, you must CONFIRM your intention to purchase the Shares allocated to you, or a lesser amount, by 8:00 a.m. ET the day after pricing via any of the following means:
• directly to The Fucigna Group whose contact information can be found on the bottom of this letter and within the forms package
• through the Interactive Voice Response (“IVR”) system at 1-800-###-XXXX. The unique IVR Code for this Program is:
[###]. Please note that the IVR system is only available for the confirmation portion of the Program.
If you confirm your intention to purchase these Shares, you will have entered a binding agreement and you must purchase and pay for them. A written confirmation will be subsequently sent to you documenting the purchase.
If you do not confirm with Smith Barney your intention to purchase all or some of the Shares allocated to you by
8:00 a.m. ET the day after pricing, you will not be obligated nor will you be able to purchase ANY Shares through the
Program. As indicated on the cover page of the preliminary prospectus, the initial offering price for these Shares is currently anticipated to be between $XX.00 and $XX.00 per Share, however, the price range may be changed prior to the offering. It is also currently anticipated that the offering will be formally priced and will commence trading during the week of [TBD], 2006.
Payment for the Shares will be due within four business days of such pricing date (settlement date). Please note that the date of pricing for the offering could also change.
There is no obligation to participate in this Program, however, should you wish to do so, please carefully read the enclosed preliminary prospectus relating to the offering and the attached general information memorandum.
If you have any questions regarding the offering or the Program please contact The Fucigna Group at Smith Barney toll free at:
###-###-####.
Very truly yours,
A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but has not yet become effective.
These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. You may obtain a written prospectus for this offering from Smith Barney through The Fucigna Group at ____ . This communication shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer to buy these securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment to any kind, at any time prior to notice of its acceptance given after the effective date.

GENERAL PROGRAM INFORMATION
ALL MATERIALS MUST BE RECEIVED BY SMITH BARNEY ATTN: THE FUCIGNA
GROUP AT THE ADDRESS LISTED BELOW NO LATER THAN [TBD] AT 6:00 PM
EASTERN TIME (ET). THE FOLLOWING FORMS MUST BE RETURNED VIA FAX
OR OVER-NIGHT
MAIL:
1.
The New Account Information Form:
To participate in the Program you must have a Smith Barney account.  Completing this form will allow Smith Barney to open an account for you. Complete this form even if you have an existing account and indicate the existing account number if you wish on the Indication of Interest Form.
The information requested on this form is intended to assist in contacting you on the evening of pricing.
2. Indication of Interest Form:
Used to communicate the number of Shares you are interested in purchasing.
3. Form W-9:
Request for Taxpayer Identification Number (W-8 for Non-U.S. persons)
4. Lock-Up Agreement:
To participate in the Program, you must agree not to sell any shares purchased through the
Program for 180 days after the date of the final prospectus (subject to extension in certain circumstances described therein). Your execution of the Lock-Up Agreement does not constitute an obligation on your part to buy any Shares or an agreement on our part to sell you any Shares.
Smith Barney
Attn: The Fucigna Group
State Street
Boston, MA
Telephone Numbers: Fax Numbers:
A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but has not yet become effective.
These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. You may obtain a written prospectus for this offering from Smith Barney through The Fucigna Group at ____ . This communication shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer to buy these securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment to any kind, at any time prior to notice of its acceptance given after the effective date.

GENERAL PROGRAM INFORMATION
Who is eligible to participate in the Program?
In connection with its IPO, the Company has the option to direct a certain number of Shares to certain employees, officers and directors. You have been identified as a member of this group.
Only those people designated by the Company are eligible to participate in the Program; you may not designate additional people to participate.
What do I need to do to participate in the Program?
If, after receiving the preliminary prospectus, you have an interest in purchasing Shares in the offering, you must complete the enclosed forms and mail or fax them to your assigned Smith Barney Financial Advisor so that they are received no later than
[TBD].
An indication of interest is not a binding obligation to purchase
Shares.
You must have a Smith Barney brokerage account in order to participate in the Program. If you already have a
Smith Barney account, you will not be required to open a new account and may purchase the Shares through your existing account. You must, however, still complete all of the forms mentioned above and return them to
The Fucigna Group as this team will need to reach you on the evening of pricing.
The Internal Revenue Code requires that a Form W-9 be completed (for non-U.S. persons Form W-8), signed and returned to Smith Barney. Failure to submit this Form will result in backup withholding of the gross proceeds from any sale or dividends paid to your account. You may claim backup withholding as a credit against your federal income tax liability on your tax return.
How many shares can I purchase?
If you desire to purchase Shares through the Program a minimum purchase of 100 Shares is required. There is no assurance that you will receive any or all of the Shares that you request.
Please be advised that by sending this letter to you, the Company is not making any recommendations as to whether or not you should participate in the offering and if you participate, how many Shares you should elect to purchase.
In particular, you should note that an investment in the Shares involves a high degree of risk and the Program is not designed to capture potential short-term increases in the price of the Shares.
Once trading of the Shares has begun, their market price could fluctuate substantially from the initial public offering price. Before deciding whether to elect to purchase any Shares, you are urged to read the enclosed preliminary prospectus in its entirety and to consult with your personal business and financial advisor.
A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but has not yet become effective.
These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. You may obtain a written prospectus for this offering from Smith Barney through The Fucigna Group at ____ . This communication shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer to buy these securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment to any kind, at any time prior to notice of its acceptance given after the effective date.

GENERAL PROGRAM INFORMATION
What will the final Offering Price be?  When will it be determined?  How will I be advised of the Final Price?
It is currently anticipated that the initial offering price of the Shares will be between $XX.00 and $XX.00 per Share. The price range, however, may be changed prior to the offering.
The Shares are expected to be listed on the New York Stock Exchange under the trading symbol MA. The offering will be priced after the market closes on the day of pricing and trading of the Shares are expected to begin the next day. Currently, this is expected to occur during the week of
[TBD].
When can I sell my Shares?
You may not sell shares received through the Program until after the term of the Lock-Up Agreement has expired, which is 180 days after the date of the final prospectus (subject to extension in certain circumstances described therein). You will not be bound by the terms of the Lock Up Agreement if you choose not to purchase Shares through the Program.
I’ve returned the necessary forms, what happens now?
When the offering is priced, the Company will determine the final allocation of Shares among each person who indicated interest in participating in the Program. If you wish to purchase Shares through the
Program, after the pricing is determined you must confirm your interest in purchasing some or all of the
Shares that are finally allocated to you at the offering price. There are two ways to confirm your intention to purchase:
1. Interactive Voice Response (IVR) System: If you are located in the United States you may call the IVR to learn the number of Shares you were allocated and confirm your purchase decision. The IVR number for your Program is 1-800-XXX-XXXX and your Program’s Plan Code is [ ].
2. Financial Advisor: This is the only option available to participants located outside of the
United States. Contact a Smith Barney Financial Advisor from the The Fucigna Group.
If you wish to purchase Shares through this Program, you must confirm your intention to purchase some or all of the Shares allocated to you between the time that pricing is determined (typically around 6:00
p.m. ET) and 8:00 a.m. ET the day after pricing. Contact information can be found throughout these materials.
If you confirm your intention to purchase Shares, you will have entered a binding agreement and you must purchase and pay for them. A written confirmation will be subsequently sent to you documenting the purchase.
If you do not confirm with Smith Barney your intention to purchase some or all of the Shares allocated to you by 8:00 a.m. ET the day after pricing you will not be obligated nor will you be able to purchase any Shares through the Program.
A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. You may obtain a written prospectus for this offering from Smith Barney through The Fucigna Group at ____ . This communication shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer to buy these securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment to any kind, at any time prior to notice of its acceptance given after the effective date.

GENERAL PROGRAM INFORMATION
Will I be charged a fee to participate in the Program?
You will not be charged any fees for purchasing Shares through the Program. i.e., no account opening fees, no buying commission fees and no account maintenance fees.
All Shares purchased through the Program will be purchased at the initial public offering price.
The price per share does not provide participants with any discount from the initial public offering price.
You may be charged a fee upon the sale of any Shares purchased through the Program. Please review with your assigned Smith Barney Financial Advisor the information relating to applicable fees for transfer, sale or other disposition of these shares.
How and when do I pay for my Shares?
There is no obligation to purchase any Shares through the Program unless and until you confirm your intention to purchase after the registration statement has been declared effective by the
SEC.
All Shares purchased through the Program will be purchased at the initial public offering price and no discounts will be given.
Full payment of the purchase price for your Shares must be received by Smith Barney by the settlement date, which will be four days after the pricing date. Please do not send money to
Smith Barney unless and until you confirm to Smith Barney your intention to purchase some or all of the Shares allocated to you.
Please mail checks directly to your assigned Smith Barney Financial Advisor referenced throughout these materials, even if you already have an existing Smith Barney account.
Checks must be made payable to Smith Barney. Write your Smith Barney account number on the face of your check. Third party checks (checks drawn by a payor other than the account name) are not acceptable. If your payment is not received by the settlement date, the Shares allotted for purchase by you may, at the Company’s discretion, be made available for purchase by the general public, or reallocated to other Program participants. In the event that the Shares trade below the issue price, however, neither the Company nor Smith Barney has any obligation to reallocate your Shares and you will be held responsible for the full purchase price of all Shares you agreed to purchase.
A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. You may obtain a written prospectus for this offering from Smith Barney through The Fucigna Group at ____ . This communication shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer to buy these securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment to any kind, at any time prior to notice of its acceptance given after the effective date.

GENERAL PROGRAM INFORMATION
U.S. Federal Fund wires will also be accepted, and your Smith Barney Financial Advisor will work with you in arranging such payment.
Payment in U.S. dollars is to be received within four days after the pricing date. Payment may be made by either personal check or wire. Please write your Smith Barney account number on all personal checks. Wiring and mailing instructions are as follows:
Wiring Instructions: Check Payment Instructions:
Citibank N.A. Made payable to: Smith Barney
ABA 021 000 089 Send to:   Smith Barney
FBO  Citigroup Global Markets Inc Attn: The Fucigna Group
Account Number:  30604518 State Street
For further credit to: __________ Boston, MA
SB Account Number : _________ SB Account Number : ____________
Telephone and fax numbers to assist you in the execution of all post IPO pricing/aftermarket trading:
Telephone Numbers: Fax Numbers:
Please do not leave any sell or buy orders on the voicemail.  A sell or buy order left on voicemail will not be accepted.  You must speak to one of the Smith Barney Financial Advisors at the phone number above.
A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. You may obtain a written prospectus for this offering from Smith Barney through The Fucigna Group at ____ . This communication shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer to buy these securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment to any kind, at any time prior to notice of its acceptance given after the effective date.

Name: __________________________________ Address:______________________________
Date of Birth:     _____ / _____ / _____ _____________________________________
Social Security Number______________________ _____________________________________
Home Phone Number: _______________________ _____________________________________
Work Phone Number: _______________________
_____________________________________
Print Name ______________________________________________________________
Signature ________________________________________________________________
Date _____ /_____ / _____
1.  NEW
1.  NEW
ACCOUNT FORM
ACCOUNT FORM
Alternate Contact Information:
Work E-mail Address  ____________________________________
Home E-mail Address  ____________________________________
Cell Phone Number      ____________________________________
CUSTOMER
NOTIFICATION :
In order to comply with Section 326 of the USA Patriot Act, Smith Barney is required to provide the following notice to individuals who open new accounts:
"U.S. Federal law requires us to obtain, verify and record information that identifies each person or entity that opens an account. As a result, when you purchase or sell securities or custody assets with our Firm, we will ask for a customer name, date of birth (for an individual), street address, and an identification number such as a Taxpayer ID number.
We may also ask to see other identifying documents that will allow us to identify you and verify your account. We appreciate your cooperation."
A registration statement relating to these securities has been filed with the United States Securities and Exchange
Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. You may obtain a written prospectus for this offering from Smith Barney through The Fucigna Group at ____ . This communication shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer to buy these securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment to any kind, at any time prior to notice of its acceptance given after the effective date.

I am interested in purchasing ___________________ shares of Class A common stock (the “Shares")
(minimum of 100 shares) of MasterCard Incorporated (the “Company”) at the initial public offering price and would like such number of Shares to be reserved for me.
(If applicable) I have an existing account with Smith Barney. My account number and the name of my
Financial Advisor (FA) are:
Acct #: ____________________________       Name of FA: ________________________________
I acknowledge, certify and agree that:
I have received a copy of the preliminary prospectus with respect to the Company’s initial public offering.
I am not assured of obtaining any or all of the number of Shares requested hereby, and I will be notified of the number of Shares available for purchase by me.
If I decide to purchase Shares in the offering, I will purchase the Shares requested for my own personal account (or a joint account with a member of my immediate family) and not on behalf of any other person.
This indication of interest involves no obligation or commitment of any kind, and by completing this form,
I am not binding myself to purchase any Shares. I understand that the purpose of this form is to provide some indication of how many Shares may be requested by participants in the Directed Share
Program and that I will be notified, after effectiveness and pricing, of the number of Shares which are available for purchase by me. I am also aware that full payment, in United States dollars, for the purchase price of the Shares allocated to me will be required within four business days of the pricing of the offering.
No Shares can be sold, no offer to buy any of the Shares can be accepted and no part of the purchase price can be accepted by Smith Barney, a division of Citigroup Global Markets Inc.
("Smith Barney"), until the registration statement covering the proposed offering (the "Registration
Statement") has been declared effective by the United States Securities and Exchange Commission. An
indication of interest is not a binding commitment and my indication may be withdrawn or revoked, without obligation or commitment of any kind, at any time prior to my confirmation of my intention to purchase Shares given after the effective date of the Registration Statement. Nothing herein is a waiver of any rights under federal securities laws.
I understand that after the Registration Statement covering the proposed offering becomes effective, copies of the prospectus in final form (the "Final Prospectus") will be available, which Final Prospectus will contain the price and other information which cannot be determined at this time.
I understand that an arrangement has been made with Smith Barney to act as the administrative agent for the Directed Share Program, and that after the Registration Statement for the proposed offering becomes effective and the offering is priced, I will be contacted by a Smith Barney representative to arrange for the purchase of the number of Shares requested by me or such lesser number of Shares as may be allocated to me.
2.  INDICATION
2.  INDICATION
OF
OF
INTEREST
INTEREST
Print Name ______________________________________________________________
Signature ________________________________________________________________
Date _____ /_____ / _____

A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but has not
yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. You may obtain a written prospectus for this offering from Smith Barney through The Fucigna Group at ____ . This communication shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer to buy these securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment to any kind, at any time prior to notice of its acceptance given after the effective date.
Back Page of Indication of Interest
Back Page of Indication of Interest

Stock Plan New Account Information and Disclosure Notice and Substitute Form W-9 Request for Taxpayer Identification Number

SMITH BARNEY citigroup

PLEASE PRINT OR TYPE ALL REQUIRED INFORMATION IN ENGLISH

Use this form only if you are a U.S. person (including a lawful resident of the U.S.) to provide your correct Taxpayer Identification Number and to certify that you are not subject to backup withholding. Failure to submit this form will result in IRS-mandated backup tax withholding being deducted from the proceeds of your sale.

Company		Taxpayer ID No. (You MUST complete this box)	Smith Barney No.
Company Name	3-Digit Company Number	Social Security Number	(if applicable)

DISCLOSURE NOTICE

Bank issued certificates of deposit purchased through Smith Barney and the Smith Barney Insured Deposit Account sweep feature are insured by the FDIC (see disclosure documents for details). All other investment or insurance products sold through Smith Barney

- are not insured by the FDIC;
- are not a deposit or other obligation of a depository institution and are not guaranteed by a depository institution;
- are subject to investment risks, including the possible loss of the principal amount invested.

I promise to inform Smith Barney promptly in the event any information on this form that I have provided becomes inaccurate or untrue.

Certain types of Employee Stock Option exercises, such as cashless exercise, require us to sell the security prior to our receipt of shares from your company. When this occurs, the Smith Barney account in which the exercise is processed will contain a short position until the shares are received from the company or its transfer agent. This short position can result in interest and/or fees being charged to the account. These charges will be deducted from the net proceeds of the transaction.

PART I - IDENTIFICATION OF INDIVIDUAL

1. Name of individual	First Name	Last Name		Date of Birth
2. Address	Street, Apartment or Suite No., or Rural Route			
	City or Town		State	ZIP Code
3. Telephone Numbers	Home Telephone Number	Work Telephone Number	Fax Number	
4. E-mail Address (if applicable)				

5. ☐ Check here only if you are subject to backup withholding due to notification by the IRS. If so, you must also cross out the portion of the Tax Certification and Authorization section below as indicated.

PART II - CERTIFICATION

Tax Certification: Under penalties of perjury I certify that:

1.) the number I have provided above is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me), and

2.) I am not subject to backup withholding because: a.) I am exempt from backup withholding, or b.) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest and dividends, or c.) the IRS has notified me that I am no longer subject to backup withholding.

3.) I am a U.S. person (including a U.S. resident alien)

Certification Instructions: You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

Sign Here	Signature of Individual (or Individual authorized signee)		Date
SB INTERNAL USE ONLY 001	Branch Manager Signature and Date	FC Signature and Date	Smith Barney Account Number

You may fax this completed form to: (but you must also mail the original)	**Direct telephone inquiries to:**
Please return this complete form to:	

5548-9 (6/2005) Smith Barney is a division and service mark of Citigroup Global Markets Inc. CPI 001 | CPI 0169 | CPI 6000

* 5 5 4 8 9 *

3. 3. FORM W-9 FORM W-9

After the Shares are priced, the Smith Barney Financial Advisor team serving the Program will attempt to contact you via the telephone number(s) you have provided.
Once contacted, you will be informed of the number of Shares that have been allocated to you, the price per
Share, and your Smith Barney account number.
Please note that your previously completed indication of
interest is not a binding obligation. At the time you are contacted, you can agree to purchase all, part, or none of the Shares that the Company has allocated to you.
If you wish to purchase all or some of the Shares allocated, you must confirm your intention by 8:00
a.m ET the day after pricing. You may confirm your purchase by telephone using the contact information stated below and elsewhere in these materials. The Plan Code for the Program is [ TBD ].
Smith Barney
Attn: The Fucigna Group
State Street
Boston, MA
Telephone Numbers: Fax Numbers: Interactive Voice Response (IVR):
Payment in U.S. dollars must be received within 4 days of the pricing date. Payment may be made by either personal check or wire transfer. Please write your Smith Barney account number on all personal checks.
Wiring and mailing instructions are as follows:
Wiring Instructions: OR Check Payment Instructions:
Citibank N.A. Made payable to: Smith Barney
ABA 021 000 089 Send to: Smith Barney
FBO Citigroup Global Markets Inc Attn: The Fucigna Group
Account Number: 30604518 4350 La Jolla Village Drive, Suite 1000
For further credit to: __________ San Diego, CA 92122-1247
SB Account Number : _________ SB Account Number
: ____________
Please do not leave any sell or buy orders on the voicemail. A sell or buy order left on voicemail will not be accepted. You must speak to one of the Smith Barney Financial Advisors at the phone number above.
5.
5.
POST
POST
PRICING
PRICING
PROCEDURAL
PROCEDURAL
INFORMATION  (Do Not Discard)
INFORMATION  (Do Not Discard)
A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but has not yet
become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.
You may obtain a written prospectus for this offering from Smith Barney through The Fucigna Group at ____ . This communication shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer to buy these securities can be accepted and no part of the purchase price can be received until the registration statement has become effective, and any such offer may be withdrawn or revoked, without obligation or commitment to any kind, at any time prior to notice of its acceptance given after the effective date.